FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of a Prospectus dated 07 December 2021
Exhibit No. 2	Director/PDMR Shareholding dated 08 December 2021
Exhibit No. 3	Statement re: Prosecution dated 13 December 2021
Exhibit No. 4	2021 Bank of England stress test results dated 13 December 2021
Exhibit No. 5	NWG Tender Offer Results Announcement dated 15 December 2021
Exhibit No. 6	NatWest Group enters binding agreement with PTSB dated 17 December 2021
Exhibit No. 7	Total Voting Rights dated 31 December 2021

Exhibit No. 1

NatWest Group plc

Publication of Prospectus

The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 7 December 2021.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8744U_1-2021-12-7.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769161183

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

 Exhibit No. 2

8 December 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that on 7 December 2021, a buy-out award over ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) vested to the PDMR set out below. The buy-out award had been granted in order to replace awards forfeited by the PDMR on leaving their previous employer.

The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by the PDMR is set out below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
David Lindberg	CEO, Retail Banking	23,686	11,150	12,536

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.1972.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 3

National Westminster Bank Plc fined £264.8m for breaches of the Money Laundering Regulations 2007.

National Westminster Bank Plc ("NatWest") has today been fined £264.8 million at a hearing at Southwark Crown Court for three offences under regulation 45(1) of the Money Laundering Regulations 2007, admitted on 7 October 2021.
http://www.rns-pdf.londonstockexchange.com/rns/4881V_1-2021-12-13.pdf

The offences related to operational weaknesses between 2012 and 2016, which meant that NatWest did not adequately monitor the accounts of a UK incorporated customer.

The fine, which includes a 33% discount for the bank's early guilty plea will be met from existing provisions, with a small additional provision to be taken in NatWest's Q4 2021 financial accounts.

Today's hearing brings an end to the case against NatWest and the FCA has confirmed that, provided no further evidence comes to light, it will not take action against any individual current or former employee of NatWest in respect of this case. NatWest is not aware of, and is not anticipating, any other authority investigating its conduct in this matter.

NatWest CEO, Alison Rose, said:

"NatWest takes its responsibility to prevent and detect financial crime extremely seriously. We deeply regret that we failed to adequately monitor one of our customers between 2012 and 2016 for the purpose of preventing money laundering. While today's hearing brings an end to this case, we will continue to invest significant resources in the ongoing fight against financial crime."

--ENDS-

For further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

LEI:
National Westminster Bank Plc       213800IBT39XQ9C4CP71
NatWest Group plc                          2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc

2021 Bank of England stress test results

13 December 2021

NatWest Group ("the Group") notes the announcement made today by the Bank of England ("BoE") regarding the results of its 2021 stress test. The test was designed to explore a severe downside to the COVID-19 situation, differing from the traditional "Annual Cyclical" scenario framework. The test explores whether the Bank has sufficient capital to withstand a severe but plausible outcome based on the current economic environment based on the Group's balance sheet as at 31 December 2020, and compared the theoretical Common Equity Tier 1 ("CET1") ratio and Tier 1 leverage ratio positions of the Group.

IFRS 9 Transitional basis
The Group's low point CET1 ratio would have been 10.4% on a transitional minimum stressed ratio basis pre the impact of strategic management actions. This is above the Group's 7.0% reference rate (please refer to definitions in notes below the table).

The Group's Tier 1 leverage ratio would have been 4.4% pre the impact of strategic management actions. This is above the reference rate of 3.6%.

IFRS 9 Non-transitional basis (fully loaded)
The Group's low point CET1 ratio would have been 10.3% on a fully loaded minimum stressed ratio basis pre the impact of strategic management actions. This is above the Group's 7.0% reference rate (please refer to definitions in notes below the table).

The Group's Tier 1 leverage ratio would have been 4.4% pre the impact of strategic management actions. This is above the reference rate of 3.6%.

Commenting on the results, Katie Murray, Chief Financial Officer, said:

"I am pleased that through this stress testing exercise we have once again affirmed NatWest Group's robust and resilient balance sheet and strong capital position, meaning that we are well placed to support our customers, invest for growth and drive sustainable returns for shareholders."

Table: Projected consolidated solvency ratios in the stress scenario

	Actual(end -2020) (i)	Minimum stressed ratio (before strategic management actions) (i)	Minimum stressed ratio (after the impact of strategic management actions) (i)	Reference rate	Actual (Q3 2021) (i)

IFRS 9 Transitional
Common equity Tier 1 ratio (a) (b)	18.5%	10.4% (g)	10.4%	7.0%	18.7%
Tier 1 capital ratio (c)	21.9%	13.0% (g)	13.0% (g)		21.5%
Total capital ratio (d)	25.7%	15.8% (g)	15.8% (g)		25.2%
Memo: risk-weighted assets (£ bn)	170	208 (g)	208 (g)		160
Memo: CET1 (£ bn)	31	22 (g)	22 (g)		30
Tier 1 leverage ratio (a) (e)	6.4%	4.4% (h)	4.4%	3.6%	5.9%
Memo: leverage exposure (£ bn)	573	583 (h)	583 (h)		570
IFRS 9 non-transitional
Common equity Tier 1 ratio (f)	17.5%	10.3%	10.3%	7.0%	18.1%
Tier 1 leverage ratio (f)	6.1%	4.4%	4.4%	3.6%	5.7%

Sources: Participating firms' published accounts and STDF data submissions, Bank analysis and calculations.

(a) The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after strategic management actions. There is no conversion of banks' AT1 instruments in the stress.
(b) The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD V via the PRA Rulebook.
(c) Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital in line with the UK implementation of CRD V.
(d) Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of Tier 1 capital and Tier 2 capital in line with the UK implementation of CRD V.
(e) The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, as defined in Rule 1.2 of the Leverage Ratio part of the PRA Rulebook.
(f) The low point year for the non-transitional IFRS 9 may differ to the low point year on a transitional IFRS 9 basis.
(g) Corresponds to the same year as the minimum CET1 ratio over the stress scenario after strategic management actions.
(h) Corresponds to the same year as the minimum leverage ratio over the stress scenario after strategic management actions.
(i) Treatment of software assets non-deduction: End-2020 capital numbers include the benefit from software assets non-deduction, and minimum stress numbers that occur in 2021 also include the benefit from software assets non-deduction. Minimum stress numbers that occur after 2021 exclude the benefit from software assets non-deduction. This is in line with the PRA's Policy Statement PS17/21.

For further information, please contact:

Investor Relations
+44 (0) 20 7672 1758

Media Relations
+44 (0) 131 523 4205

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'would have been', 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for H1 2021, NatWest Group plc's Interim Results for Q3 2021 and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier - 2138005O9XJIJN4JPN90

Exhibit No. 5

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR TO ANY U.S. PERSON OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT

15 December 2021

On 24 November 2021, NatWest Group plc (Legal Entity Identifier: 2138005O9XJIJN4JPN90) (the "Issuer") launched an invitation to the holders of its outstanding securities detailed below (the "Securities") to tender any and all such Securities for purchase by the Issuer for cash (each such invitation an "Offer" and, together, the "Offers"). The Offers were made on the terms and subject to the conditions set out in the Tender Offer Memorandum dated 24 November 2021 (the "Tender Offer Memorandum") and were subject to the offer and distribution restrictions described in the Tender Offer Memorandum.

Capitalised terms used and not otherwise defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

The Issuer today announces that (a) £157,546 in aggregate liquidation preference of the 5.50 per cent. Cumulative Preference Shares and (b) £259,314 in aggregate liquidation preference of the 11.00 per cent. Cumulative Preference Shares have been validly tendered pursuant to the Offers, and that the Issuer will accept all such validly tendered Securities for purchase in cash (the "Acceptance"). The details of the Acceptance are set out in the table below:

Description of Securities	Aggregate Liquidation Preference validly tendered and accepted for purchase pursuant to the Acceptance	Proportion of Outstanding Liquidation Preference tendered and accepted for purchase	Purchase Price	Expected aggregate Liquidation Preference Outstanding following the Settlement Date (as defined below)
5.50 per cent. Cumulative Preference Shares (ISIN: GB0007548026)	£157,546	39.39%	102.00 per cent.	£242,454
11.00 per cent. Cumulative Preference Shares (ISIN: GB0007548133)	£259,314	51.86%	155.00 per cent.	£240,686
The term "liquidation preference" when used in the Tender Offer Memorandum and in this announcement refers to the nominal or paid up amount of the relevant Securities. It does not include any premium amount which may be payable on a winding up or liquidation of the Issuer.

The settlement date for the Offers is expected to be 16 December 2021 (the "Settlement Date"). On the Settlement Date, in addition to the Purchase Price for the relevant Securities tendered by the relevant Securityholders and accepted for purchase pursuant to the Offers, the Issuer will also pay an amount equal to any accrued and unpaid dividends on the relevant Securities from, and including, the applicable dividend payment date for such Securities immediately preceding the Settlement Date up to, but excluding, the Settlement Date.

The Issuer estimates the impact of the Acceptance will be a charge to income in its results for the fourth quarter of 2021 of approximately £0.146 million.

The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum. Full details concerning the Offers are set out in the Tender Offer Memorandum.

NatWest Markets Plc (Telephone: +44 20 7678 5222; Email: NWMLiabilityManagement@natwestmarkets.com; Attention: Liability Management) is acting as Sole Dealer Manager for the Offers and Computershare Investor Services PLC (Telephone: +44 (0)370 702 0135) is acting as the Registrar.

This announcement is released by NatWest Group plc and contains information that qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 ("MAR") as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, encompassing information relating to the Offers described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of UK retained law, this announcement is made by Paul Pybus, Head of Debt Investor Relations, on behalf of NatWest Group plc.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by each of the Issuer, the Sole Dealer Manager and the Registrar to inform themselves about and to observe any such restrictions. None of the Issuer, the Sole Dealer Manager or the Registrar is providing Securityholders with any legal, business, tax or other advice in this announcement or the Tender Offer Memorandum.

Exhibit No. 6

17 December 2021

NatWest Group plc

NatWest Group Progress on Phased Withdrawal from Republic of Ireland: Ulster Bank Ireland DAC announces signing of Legally Binding Agreement with Permanent TSB plc

As part of the phased withdrawal from the Republic of Ireland, NatWest Group plc ("NatWest Group") and Ulster Bank Ireland DAC ("UBIDAC") announced on 23 July 2021 that they had entered into a non-binding Memorandum of Understanding ("MOU") with Permanent TSB plc ("PTSB") for the proposed sale of a perimeter comprising performing non-tracker mortgages, performing micro-SME loans, UBIDAC's asset finance business and a subset of its branch locations.

NatWest Group and UBIDAC have now entered into a legally binding agreement with PTSB in relation to the sale of the above perimeter, which comprises approximately €7.6bn of gross performing loans as at 30 June 2021 and 25 branch locations. Credit risk weighted assets ("RWA") associated with this perimeter are estimated at €3.1bn as at 30 June 2021.

Completion, which is subject to obtaining competition, regulatory and other approvals, including PTSB's holding company shareholder approval, and other conditions being satisfied, is expected to occur in phases between Q4 2022 and Q1 2023. The majority of loans are expected to transfer in Q4 2022. It is estimated that a loss on disposal will be recognised by UBIDAC upon completion although the final amount will depend on movements in the book and other factors between now and completion, the timing of which remains uncertain.

As part of the consideration for the transaction, on completion NatWest Group will receive newly issued ordinary shares equivalent to a non-consolidating equity stake of 16.66% of the enlarged share capital of PTSB.

As part of the transaction it is anticipated that c.450 colleagues will have the right to transfer under the TUPE regulations, with the final number of roles to be confirmed as the deal completes.

When combined with the previously announced agreement to sell the majority of its commercial lending to Allied Irish Banks, p.l.c., UBIDAC now has binding agreements in place for around 58% of its total gross lending portfolio and an estimate of c.65% of credit RWA as at 30 June 2021. As previously announced, we expect the phased withdrawal from the Republic of Ireland to be capital accretive to NatWest Group.

NatWest Group CEO Alison Rose said:

"Today's announcement is a key milestone in our phased withdrawal from the Republic of Ireland. Our priority is to support our customers and colleagues through this transition and working closely with Permanent TSB to ensure the successful completion of this agreement."

NatWest Group and UBIDAC will provide further information at the appropriate time.

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NWG Media Relations
+44 (0) 131 523 4205

Ulster Bank Media Relations
+353 87 7739 750

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk' 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWG or UBIDAC's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NWG and/or UBIDAC in respect of, but not limited to: NWG's phased withdrawal from the Republic of Ireland and any agreements relating thereto, expected completion dates for the proposed sale, NWG's expectation that its phased withdrawal from the Republic of Ireland will be capital accretive to NWG, and NWG and/or UBIDAC's future economic results, business plans and strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions or divestments, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact the above, and any forward-looking statement or actual results are discussed in NWG's UK 2020 Annual Report and Accounts (ARA) and H1 IMS (see Risk Factors, including the risk factor entitled 'NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes'), UBIDAC's 2020 Annual Report and Accounts and H1 IMS (including its Principal Risks and Uncertainties) and NWG's filings with the US Securities and Exchange Commission, including, but not limited to, NWG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NWG and UBIDAC do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: NatWest Group plc - 2138005O9XJIJN4JPN90, UBIDAC - 635400KQIMALJ4XLAD78

 Exhibit No. 7

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 December 2021.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 December 2021
Ordinary Shares of £1	11,287,044,925	4	45,148,179,700
Ordinary Shares of £1 held in treasury	180,937,710	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	11,468,465,775		45,150,112,260

Shareholders may use the above figure (45,150,112,260) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 December 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary